Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Amendment No. 2 to Registration Statement No. 333-169277 to Form S-1 of our report dated March 5, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to inclusion of segment information discussed in Note 19, correction of errors discussed in Note 23 and inclusion of net income per share data discussed in Note 3, as to which the date is September 8, 2010, relating to the financial statements of Targa Resources Investments Inc. which appears in such Registration Statement. We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
November 8, 2010